# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Concentra Group Holdings Parent, Inc., CIK 0002014596
CUSIP: 20603L102
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 5080 Spectrum Drive, Suite 1200W, Addison, Texas (TX), 75001
Date of event which requires filing of this statement: 09/01/2026
Filed by CIK 0000918697
Persons authorized to receive notices and communications: Timothy F. Ryan, Concentra Group Holdings Parent, Inc., 5080 Spectrum Drive, Suite 1200W, Addison, Texas (TX), 75001, (972) 364-8000; Stephen M. Leitzell, Dechert LLP, 2929 Arch Street, Philadelphia, Pennsylvania (PA), 19104, (215) 994-2621

## Reporting persons
- Robert A. Ortenzio (CIK 0000918697): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 4,663,794; shared voting power 1,984,428; sole dispositive power 4,763,794; shared dispositive power 1,984,428; aggregate amount beneficially owned 6,648,222 (5.2% of the class)
  Comment: Based on 127,517,736 shares of the Company's common stock outstanding as of July 31, 2026 as disclosed on Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2026 filed on August 6, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Concentra Group Holdings Parent, Inc.
Address of issuer's principal executive offices: 5080 Spectrum Drive, Suite 1200W, Addison, Texas (TX), 75001
Comment:
This amendment No. 4 ("Amendment No. 4") to Schedule 13D is being filed on behalf of Robert A. Ortenzio relating to the common stock, par value $0.01 per share (the "Common Stock"), of Concentra Group Holdings Parent, Inc., a Delaware corporation (the "Company"). This Amendment No. 4 modifies the original Schedule 13D filed on December 3, 2024 (as amended and supplemented prior to the filing of this Amendment No. 4, the "Schedule 13D") by Robert A. Ortenzio, a citizen of the United States. This Amendment No. 4 corrects an inadvertent administrative error in the calculation of the number of shares of Common Stock disclosed as beneficially owned in Amendment No. 3 to Schedule 13D filed with the Securities and Exchange Commission on August 24, 2026.

Capitalized terms used but not defined in this Amendment No. 4 shall have the meanings set forth in the Schedule 13D.

Except as specifically amended by this Amendment No. 4, the Schedule 13D is unchanged.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Sections (a) and (b) of Item 5 of the Schedule 13D are hereby replaced with the following information:

"(a)-(b) The Reporting Person may be deemed to beneficially own an aggregate of 6,648,222 shares of the Company's common stock. This aggregate represents approximately 5.3% of the shares of the Company's common stock outstanding. The Reporting Person may be deemed to have (a) the sole power to vote or direct the vote of, and to dispose of or to direct the disposition of, 4,663,794 shares of the Company's common stock and (b) the shared power to vote or direct the vote of, and to dispose of or to direct the disposition of, 1,984,428 shares of the Company's common stock (including 882,115 shares of the Company's common stock owned of record by the Robert A. Ortenzio Descendants Trust, 503,455 shares of the Company's common stock owned of record by the Rocco A. Ortenzio Separate Descendants Trust FBO Robert A. Ortenzio, 196,286 shares of the Company's common stock owned of record by the Robert A. Ortenzio 2014 Trust for Bryan A. Ortenzio, 196,286 shares of the Company's common stock owned of record by the Robert A. Ortenzio 2014 Trust for Kevin M. Ortenzio, and 206,286 shares of the Company's common stock owned of record by the Robert A. Ortenzio 2014 Trust for Madeline G. Ortenzio)."

## Signatures
- Robert A. Ortenzio: Robert A. Ortenzio, /s/ Robert A. Ortenzio (09/01/2026)